Mail Stop 3561

August 23, 2007

Michael P. Connors
Chief Executive Officer
Information Services Group, Inc.
Four Stamford Plaza
107 Elm Street
Stamford, CT 06902

> **Re:** **Information Services Group, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2007**
> **File No. 1-33287**

Dear Mr. Connors:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Industry and Market Data, page ii

1. We note your response to comment 2 in our letter dated July 17, 2007. We continue to believe, however, that the language suggests that you are not responsible for the accuracy or completeness of the information appearing in the proxy. For example, we note the statement that "there can be no assurance as to the accuracy or completeness of included information." Please revise or, if you have concerns with the accuracy or completeness in the context of the proxy, delete the material in question.

How do I exercise my conversion rights? page 5

2. Please confirm to us that you will not ask shareholders to tender shares prior to the special meeting.

Summary of the Proxy Statement, page 10

3. Please provide us with the report referenced at the bottom of page 10 that was prepared by Forrester Research. Please clearly mark the information in the report that is disclosed in the proxy statement.

TPI Selected Consolidated Historical Financial Data, page 20

4. We reviewed the revisions to your disclosure and considered your response to comment 7 in our letter dated July 17, 2007. As indicated in your response, your disclosure that Adjusted EBITDA is useful to stockholders as a way to evaluate the ability of the company to incur and service debt and meet working capital requirements implies that Adjusted EBITDA is a liquidity measure. Accordingly, please also provide a reconciliation of Adjusted EBITDA to cash flows from operating activities. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 22

5. We reviewed your response to comment 8 in our letter dated July 17, 2007 and the revisions to your disclosure. Please revise comparative per share data on page 23 to include historical and pro forma book value per share data for the most recent year. Refer to Item 14(b)(10) of Schedule 14A. Please also label the columns to identify historical per share data from pro forma per share data. In addition, please tell us why you believe it is appropriate to compute historical and pro form book value per share based on the weighted average number of shares outstanding.

Risk Factors, page 24

To complete the proposed acquisition, we will incur a substantial amount of debt…, page 30

6. Please refer to comment 10 in our letter dated July 17, 2007. We note your revised disclosure indicating that your operations will be "adversely affected" if interest rates increase. Please revise to describe in more specific terms how an increase in interest rates will affect your operations.

Background of the Acquisition, page 44

7. Please refer to comment 14 in our letter dated July 17, 2007. We note your
    revised disclosure however, it remains unclear how you determined that the third
    potential target would not relinquish its independence and agree to a sale. Please
    revise accordingly.

ISG's Board of Directors' Reasons for the Approval of the Acquisition, page 50

8. Please refer to comment 18 in our letter dated July 17, 2007. We note your
    revised disclosure, but continue to believe that you should further revise this
    section to more fully discuss how each factor supported your decision to
    recommend the transaction. Please revise to disclose the risk and benefit of each
    factor as it relates to your prospects.

Opinion of Evercore Group LLC, page 55

9. Please refer to comment 21 in our letter dated July 17, 2007. As requested
    previously, please revise to delete statements limiting shareholders' reliance on
    the fairness opinion or, alternatively, provide analysis explaining why you believe
    it is appropriate to limit shareholders' reliance. For further guidance, refer to the
    CF Current Issues Outline (November 14, 2000) available on our website at
    www.sec.gov under the Division of Corporation Finance, Compliance and
    Disclosure Interpretations, Regulation M-A and Related Rules.

Unaudited Pro Forma Condensed Combined Financial Statements, page 75

10. Reference is made to your disclosure on pages 11 and 64 that a portion of the
    purchase price will be placed in an escrow account to support MCP-TPIs
    indemnification obligations to ISG. Please explain to us why it is appropriate to
    include consideration held in escrow in the cost of TPI as of the acquisition date
    given the guidance in paragraph 26 of SFAS 141. Otherwise, please revise the
    pro forma financial information to exclude the consideration placed in escrow and
    disclose the terms of the contingent consideration and the potential impact on
    future earnings. In addition, please include a summary of the transaction in the
    disclosure contained in Note 1.

11. We reviewed your response to comment 26 in our letter dated July 17, 2007 and
    the revisions to your disclosure. Reference is made to your disclosure on page 63
    regarding financing for the acquisition. Please disclose in footnote (M) on page
    83 whether the assumed interest rate reflects current interest rates or the rate for
    which you have a commitment.

Proprietary Data and Market Intelligence, page 109

12. Please refer to comment 34 in our letter dated July 17, 2007. As requested previously, please provide support for all qualitative and quantitative information appearing in this section. Where the information is based on internal estimates, please provide the basis for the estimates. For example, we note the following:

- TPI estimates that in 2006, it advised on over 25 percent of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million, page 109

- TPI has performed more than 2,500 engagements and over 600 outsourcing transactions, totaling by its own estimate approximately $250 billion in total contract value, page 110.

Factors Affecting TPI's Operating Results, page 114

13. Please provide us with the IDC report referred to at the top of page 115. Clearly mark the information in the report on which you rely.

Security Ownership of Certain Beneficial Owners and Management, page 136

14. Please refer to comment 38 in our letter dated July 17, 2007. As requested previously, please revise your disclosure in footnote (3) to the table to identify those natural person(s) having voting or control power over Fir Tree. Further revise footnote (4) to identify those natural person(s) having voting or control power over Oppenheimer Funds, Inc. If you do not know or are unable to obtain this information, please make appropriate disclosure.

Financial Statements of Information Service Group, Inc.

Note C – Offering, page F-10

15. We reviewed your response to comment 47 in our letter dated July 17, 2007 and the revisions to your disclosure. It is still unclear to us why the redemption price/initial carrying amount of the redeemable common stock represents its fair value at the date of the offering and why your accounting complies with the measurement principles of EITF D-98. Please explain to us how you determined the fair value of the redeemable common stock at the date of issuance. If useful to our understanding, please also explain to us how you determined the fair value of the warrants issued in the offering.

Consolidated Financial Statements of Technology Partners International, Inc. and Subsidiaries

Stock Based Compensation, page F-27

16. We reviewed your response to comments 55 and 56 in our letter dated July 17, 2007 and the revisions to your disclosure. Please tell us why you believe analogizing to paragraph 4 of FIN 38 is applicable to your stock-based compensation awards granted prior to January 1, 2006 and accounted for in accordance with APB 25. In that regard, it does not appear your awards involve junior stock as defined in FIN 38.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with questions on the accounting comments. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Dwyer, Esq.
Fax: (212) 455-2502